

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2021

Hai Aviv
Chief Financial Officer
REE Automotive Ltd.
18 Shenkar Street
Herzliya, Israel

      Re: REE Automotive Ltd.
            Registration Statement on Form F-1
            Filed on August 20, 2021
            File No. 333-258963

Dear Mr. Aviv:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Anne McConnell at 202-551-3709 with any questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Manufacturing